Exhibit (a)(5)(A)

June 17, 2013

Dear Fellow Shareholders:

We are pleased to inform you that Veramark Technologies, Inc. (the “Company”), Hubspoke Holdings, Inc., a Delaware corporation (“Hubspoke”), and TEM Holdings, Inc., a recently formed Delaware corporation and wholly-owned subsidiary of Hubspoke (“Purchaser”), have entered into an Agreement and Plan of Merger, dated as of June 11, 2013 (the “Merger Agreement”), that provides for Hubspoke’s acquisition of the Company.

Pursuant to the terms of the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock (the “Shares”) for a cash purchase price of $1.18 per share (the “Offer Price”), without interest and less any required tax withholding (the “Offer”). Unless extended, the Offer is scheduled to expire at 12:00 midnight, Rochester, New York time, on Monday, July 15, 2013.

Purchaser’s obligation to purchase the Shares tendered in the Offer is subject to certain customary, regulatory, tax, legal and other conditions

Pursuant to and subject to the conditions of the Offer, the validly tendered and not properly withdrawn Shares will be purchased by Purchaser. The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Hubspoke (the “Merger”). In the Merger, all issued and outstanding Shares not purchased in the Offer (other than Shares held by Hubspoke or Purchaser, if any, shares held by the Company and its subsidiary immediately prior to the Merger, or held by any stockholder of the Company who is entitled to demand and who properly demands appraisal for such Shares pursuant to, and who complies in all respects with, Section 262 of the Delaware General Corporation Law) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding of taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), a special committee of the Company’s Board of Directors (the “Special Committee”), which was comprised solely of independent and disinterested directors, unanimously approved, and recommended that the Board approve, the Merger Agreement, the Offer and the Merger, and the Company’s Board of Directors subsequently unanimously approved the Merger Agreement, the Offer and the Merger.

The Company’s Board of Directors, based on the unanimous recommendation of the Special Committee, hereby recommends that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

In addition to the Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

On behalf of the Company Board and management of the Company, we thank you for your support.

Sincerely,

Anthony C. Mazzullo

President, Chief Executive Officer and

Chairman of the Board of Directors

Veramark Technologies, Inc.

Corporate Headquarters: 1565 Jefferson Road, Suite 120, Rochester, NY 14623

Georgia Office: Northridge Center II, 375 Northridge Road, Suite 450, Sandy Springs, GA 30350

Phone: 585.381.6000 • Sales: 585.383.6806 • Fax: 585.383.6800 • eMail: info@veramark.com

Websites: www.veramark.com and www.call-accounting-solutions.com